SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number  of Class of Securities)

Joshua Cherry-Seto

Blue Wolf Capital Partners

One Liberty Plaza, 52nd Floor

New York, NY 10006

Telephone: (212) 488-1347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Peter H. Lieberman, Esq.	Dmitriy A. Tartakovskiy, Esq.
Greenberg Traurig, LLP	Greenberg Traurig, LLP
77 West Wacker Drive, Suite 3100	MetLife Building
Chicago, IL 60601	200 Park Avenue
(312) 456-8417	New York, NY 10166
(212) 801-3131

December 5, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person BW Coated LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890

11	Aggregate Amount Beneficially Owned by Each Person 776,890

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(1)

14	Type of Reporting Person OO

(1)     All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person PN

(1)     Solely in its capacity as sole member of BW Coated LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)     All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person PN

(1)     Solely in its capacity as general partner of Blue Wolf Capital Fund IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)     All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person OO

(1)     Solely in its capacity as general partner of Blue Wolf Capital Advisors IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)     All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Adam Blumenthal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person OO

(1)     Solely in his capacity as the controlling person of BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P. and Blue Wolf Capital Advisors IV, LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)     All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 20, 2019, as amended and supplemented on October 1, 2019, October 10, 2019 and December 3, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”).  Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

“             On December 5, 2019, the Reporting Persons, together with the Atlas Parties, filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies from stockholders of the Issuer in support of the election of the Atlas Parties’ proposed nominees to the Board of Directors of the Issuer, Sean T. Erwin, Jeffrey E. Kirt and Timothy Lowe (collectively, the “Nominees”).

On or about December 7, 2019, representatives of the Issuer approached representatives of the Atlas Parties and the Reporting Persons to discuss terms under which Lapetus II would be prepared to withdraw the director nominations. The Atlas Parties and the Reporting Persons entered into such discussions with the Issuer in good faith, hoping to resolve the director nominations by seeing the highly-qualified Nominees placed on the Board. Such discussions included a meeting on December 10, 2019 between representatives of the Atlas Parties, the Reporting Persons and Messrs. Steven D. Scheiwe and Jay Shuster. In the course of the various discussions, representatives of the Issuer indicated that the Issuer required voting support and a standstill with respect to the proposed sale of the Issuer’s Androscoggin Mill and Steven Point Mill to Pixelle Specialty Solutions LLC.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 12, 2019	BW Coated LLC

By: Blue Wolf Capital Fund IV, L.P., its sole member

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Fund IV, L.P.

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, L.P.

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, LLC

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

/s/ Adam Blumenthal
Adam Blumenthal